Filed by VimpelCom Ltd.

Commission File No: 333-164770

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Open Joint Stock Company “Vimpel-Communications”

Subject Company Commission File No.: 001-14522

VimpelCom Ltd. Announces Results of U.S. Exchange Offer

Trading of VimpelCom Ltd. to Begin Today on a When-issued Basis

Amsterdam, 16 April 2010: VimpelCom Ltd. today announces the results of the U.S. Offer for all shares and American Depositary Shares (“ADSs”) of OJSC “Vimpel-Communications” (“OJSC VimpelCom”) (NYSE:VIP).

The U.S. Offer expired yesterday at 5:00 pm, New York City time. A total of 308,309,375 ADSs (representing 15,415,468 shares) were validly tendered and not withdrawn in the U.S. Offer. It is expected that the major shareholders of OJSC VimpelCom, Telenor ASA and Altimo Holdings & Investments Ltd., will also cause their shares to be tendered in the Russian Offer prior to its close at 11:59 pm, Moscow time, on Tuesday, 20 April 2010, bringing the aggregate combined tenders in the U.S. Offer and the Russian Offer to 56,144,721 shares, representing 97.29% of OJSC VimpelCom’s outstanding shares.

It is therefore expected that the requirement that more than 95% of OJSC VimpelCom’s outstanding shares be tendered in the Exchange Offer, which is one of the key remaining conditions to the successful completion of the transaction, will be met.

VimpelCom Ltd. DRs will begin trading today on the NYSE on a “when-issued” basis, under the ticker symbol “VIP.WI”. Regular way trading of the VimpelCom Ltd. DRs is anticipated to commence on Thursday, 22 April 2010, under the ticker symbol “VIP”.

Following expiration of the U.S. Offer, 24,697,325 OJSC VimpelCom ADSs were not tendered. If these remaining (non-tendered) OJSC VimpelCom ADSs meet the NYSE’s continued listing criteria, the ticker symbol of these remaining (non-tendered) OJSC VimpelCom ADSs (CUSIP 68370R 10 9) will change from “VIP” to “OVIP” beginning on Monday, 19 April 2010. These remaining (non-tendered) OJSC VimpelCom ADSs are intended to be delisted from the NYSE following the successful completion of the Exchange Offer.

Following the expiration of the Russian Offer and the successful completion of the Exchange Offer, OJSC VimpelCom shares and ADSs not tendered in the U.S. Offer or the Russian Offer will be subject to a mandatory squeeze out procedure under Russian law.

VimpelCom Ltd. will announce the final results of the Exchange Offer on Wednesday, 21 April 2010, following expiration of the Russian Offer.

Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated acted as dealer managers for the U.S. Offer.

Alexander Izosimov, CEO of VimpelCom Ltd., commented:

“We are announcing an excellent result today - the U.S. Offer has received overwhelming support from shareholders, which shows that investors strongly back VimpelCom Ltd.’s strategy and the combination of OJSC VimpelCom with Kyivstar. We look forward to the completion of the Russian Offer next week, after which our priority will be the integration of the two businesses as a platform for creating value for all our shareholders.”

Contacts

Questions on VimpelCom Ltd. may be directed to Citigate Dewe Rogerson:

Citigate Dewe Rogerson

David Westover, Director

Andrew Hey, Director

3 London Wall Buildings

London Wall

London EC2M 5SY, United Kingdom

Tel: +44 (0)20 7638 9571

Questions on OJSC VimpelCom may be directed to OJSC VimpelCom’s Investor Relations team:

OJSC VimpelCom Investor Relations Team

Email: Investor_Relations@VimpelCom.com

4 Krasnoproletarskaya Street

Moscow 127006, Russia

Tel: +7(495) 974 5888

Fax: +7(909) 991 7903

Questions on Kyivstar may be directed to:

Telenor Group

Dag Melgaard, Group Communications

E-mail: dag.melgaard@telenor.com

Tel: (+47) 901 92 000

Dag Eide, Investor Relations

E-mail: dag.eide@telenor.com

Tel: (+47) 458 05 050

About VimpelCom Ltd.

The combination of OJSC VimpelCom and Kyivstar into one consolidated company will create a stronger business with enhanced market presence and growth prospects, leading to substantial value creation potential for OJSC VimpelCom shareholders and benefits for all shareholders, subscribers and employees.

Important Additional Information

In connection with the U.S. Offer by VimpelCom Ltd. to acquire all outstanding shares of OJSC VimpelCom (including those represented by ADSs), VimpelCom Ltd. has filed with the SEC a registration statement on Form F-4, which includes a prospectus and related U.S. Offer acceptance materials to register shares of VimpelCom Ltd. (including those represented by DRs) to be issued in exchange for OJSC VimpelCom shares held by U.S. persons and OJSC VimpelCom ADSs held by all holders, wherever located. The Exchange Offer comprises an offer made pursuant to a prospectus sent to all shareholders of OJSC VimpelCom who are U.S. holders and to all holders of OJSC VimpelCom ADSs, wherever located (the “U.S. Offer”), and an offer made pursuant to a separate Russian offer document to all holders of OJSC VimpelCom shares, wherever located (the “Russian Offer,” and together with the U.S. Offer, the “Offers”). The U.S. Offer expired at 5:00 pm New York City time on 15 April 2010, and the Russian Offer is scheduled to expire at 11:59 pm Moscow time on 20 April 2010. VimpelCom Ltd. has the right to extend the acceptance period of the Offers. Any extension will be announced not later than the next business day after the previously scheduled expiration date of the Russian Offer.

VimpelCom Ltd. will announce any extension of the Offers by issuing a press release and by publishing an announcement in newspapers in the United States and Russia. In addition, VimpelCom Ltd. will file the announcement with the SEC via the EDGAR filing system and post the announcement on its website (www.vimpelcomlimited.com).

Holders of OJSC VimpelCom securities are urged to carefully read the registration statement (including the prospectus) and any other documents relating to the U.S. Offer filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information. Free copies of the registration statement, including the prospectus and related U.S. Offer acceptance materials and other relevant documents filed with the SEC in respect of the U.S. Offer, can be obtained at the SEC’s website at www.sec.gov or at VimpelCom Ltd.’s website at www.vimpelcomlimited.com. The final prospectus and related U.S. Offer acceptance materials have been mailed to holders of OJSC VimpelCom securities eligible to participate in the U.S. Offer. Additional copies may be obtained for free from Innisfree M&A Incorporated, the information agent for the U.S. Offer, at the following telephone numbers: 1-877-800-5190 (for shareholders and ADS holders) and 1-212-750-5833 (for banks or brokers). This announcement is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The solicitation of offers to exchange OJSC VimpelCom securities for VimpelCom Ltd. DRs in the United States will only be made pursuant to the prospectus and related U.S. Offer acceptance materials that have been mailed to U.S. holders of OJSC VimpelCom shares and all holders of OJSC VimpelCom ADSs, wherever located. An investor may only exchange OJSC VimpelCom shares for VimpelCom Ltd. DRs in the Russian Offer if such investor is a “qualified investor” under the applicable Russian rules and regulations. This announcement is not for publication, release or distribution in or into or from any jurisdiction where it would otherwise be prohibited.

Cautionary statement regarding forward-looking statements

This announcement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements concerning the anticipated timing of filings and approvals relating to the proposed transactions; the expected timing of the completion of the proposed transactions; the expected benefits and costs of the proposed transactions; management plans relating to the proposed transactions; the ability to complete the proposed transactions in view of the various closing conditions; the possibility that the proposed transactions may not be completed, any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Any statement in this announcement that expresses or implies VimpelCom Ltd.’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, risks related to the timing or ultimate completion of the proposed transactions; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the proposed transactions, the business of OJSC VimpelCom or Kyivstar may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies or otherwise realize the synergies anticipated for the proposed transactions; and other risks and uncertainties that are beyond the parties’ control. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. The forward-looking statements contained in this announcement are made as of the date hereof, and VimpelCom Ltd. expressly disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.